Exhibit 1.4

chinadotcom e-Solutions Arm Beats Targets with Hong Kong Arts Festival 2003

HONG KONG March 21, 2003 chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com), the leading integrated enterprise solutions company in Asia, received positive results for its work on the 2003 Hong Kong Arts Festival websites. 2003 is the fifth consecutive year that its e-Solutions arm has worked with the Hong Kong Arts Festival, and this year online advance ticket bookings posted a 71% increase over the previous year.

During the past five years, the Arts Festival website has won numerous awards from the Hong Kong Designers Association, the USA WebAwards, Internet World Asia, IDG Web Marketing Excellence and the 4A’s Advertising Association.

For this year’s festival, chinadotcom e-Solutions developed two websites—The Hong Kong Arts Festival main site (http://www.hk.artsfestival.org) and the Young Friends Scheme (http://www.hk.artsfestival.org/sitedesign/yfshome/yfshome.htm), with the latter providing a fun, friendly way to engage the youth of tomorrow in the rich cultural heritage of the Arts Festival.

Using a palette of rich colors and animation, the user interface and site architectures of both sites were designed to attract users, to encourage them to explore, and to allow them to discover the multitude of events and artists being showcased at this year’s event.

All of the key components of both sites, including the database, content management system (CMS), booking functionality and user interface, were developed by chinadotcom’s e-Solutions unit. Since the roll-out of the sites, chinadotcom’s e-Solutions arm has continued to innovate the online channels, developing email marketing newsletters, surveys, competitions and banner designs in order to drive traffic to the site and maximize their impact.

“We are proud to have been working with the Hong Kong Arts Festival over the past five years,” said Herman Cheng, Managing Director of Ion Global, Greater China. “We view the project as our own effort to promote Hong Kong as a regional hub for arts and culture, and we are glad to see the work we have done has delivered such positive results.”

“We have enjoyed a long-standing relationship with Ion Global,” said Douglas Gautier, Executive Director of the Hong Kong Arts Festival. “Our website continues to be a key component of our marketing strategy, garnering both public support and industry-recognition. This year the Arts Festival reached an average of 90.44% capacity across all performances. We were pleased to see that online advance ticket bookings increased 71% over last year. We have also incorporated email marketing into many of our promotional activities, and so far this has received a strong, positive response.”

The 2003 Hong Kong Arts Festival site can be found at www.hk.artsfestival.org.

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About chinadotcom corporation

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise solutions company offering technology, marketing and media services for companies throughout Asia, China, the US and the UK. With operations in 10 markets, the companies under chinadotcom group have extensive experience in several industry groups including finance, travel and manufacturing, and in key business areas, including e-business strategy, packaged software implementation, precision marketing, and supply chain management. Also, chinadotcom leverages its alliances and partnerships to help drive innovative client solutions.

For more information about chinadotcom corporation, please visit www.corp.china.com.

Safe Harbor Statement

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to chinadotcom as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect chinadotcom’s results of operations is detailed in its filings with the United States Securities and Exchange Commission, including the Annual Report for the year ended December 31, 2001 on Form 20-F filed on June 11, 2002.

For further information, please contact:

Media Relations

Jane Cheng, Public Relations Manager

Tel:	(852) 2961 2750
Fax:	(852) 2571 0410
e-mail:	jane.cheng@hk.china.com

Investor Relations

Craig Celek, US, VP, Investor Relations

Tel:	1 (212) 661 2160
Fax:	1 (973) 591 9976
e-mail:	craig.celek@hk.china.com